UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

(Report No. 2)

Commission File Number 001-35715

JX Luxventure Group Inc.

(Translation of registrant’s name into English)

Bin Hai Da Dao No. 270

Lang Qin Wan Guo Ji Du Jia Cun Zong He Lou

Xiu Ying District

Haikou City, Hainan Province 570100

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

On August 28, 2025, JX Luxventure Group Inc., a corporation duly organized under the laws of the Republic of Marshall Islands (the “Company”) issued an aggregate of 750,000 shares (the “Conversion Shares”) of common stock, par value US$0.0001 per share (the “Common Stock”) to six (6) holders of Series F Convertible Preferred Stock (“Series F Stock”). The Conversion Shares were issued in accordance with the terms of the Certificate of Designation of Preferences, Rights and Limitations of Series F Convertible Preferred Stock, dated May 23, 2025, previously disclosed by the Company in its current report on Form 6-K dated May 30, 2025. The Conversion Shares were issued by the Company in reliance upon exemptions from registration requirements under Section 4(a)(2) of the Securities Act of 1933, as amended, and/or Regulation S, promulgated by the Securities and Exchange Commission thereunder.

In addition, on August 28, 2025, the Company issued 750,000 shares of Common Stock to its employees and consultants under JX Luxventure Group Inc. New 2022 Equity Incentive Plan, as amended (the “2022 Plan”). These shares were registered in the Registration Statement on Form S-8 (File No. 333-287591), dated May 27, 2025 (“S-8”). The Company previously issued an aggregate of 4,750,000 shares of Common Stock under the S-8.

As of the date of this report, upon these issuances, the Company has 11,991,001 shares of Common Stock outstanding.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 28, 2025	JX Luxventure Group Inc.

	By:	/s/ Sun Lei
Sun Lei
Chief Executive Officer

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